1900 K Street, NW
Washington, DC 20006-1110
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www.dechert.com

PHILIP T. HINKLE

philip,hinkle@dechert.com
+1 202 261 3460 Direct
+1 202 261 3050 Fax

June 11, 2021

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:                    Ms. Kimberly Browning

Re:                             PACE Select Advisors Trust (“Registrant”)

File Nos.  33-87254, 811-08764

Dear Ms. Browning:

This letter responds to comments that you provided to Philip T. Hinkle and Nadeea Zakaria of Dechert LLP in a telephonic discussion on May 7, 2021 and in a follow-up telephonic discussion on May 27, 2021 with respect to Post-Effective Amendment No. 57 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on April 2, 2021 (the “Registration Statement”) relating to series of the Registrant (each, a “fund” and collectively, the “funds”).  We have summarized the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

Responses to Comments Provided on May 7, 2021

General

1.              Comment:             The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:                The Registrant acknowledges this statement.

2.              Comment:             The Staff notes that the comments apply to similar disclosures throughout, as applicable.

Response:                The Registrant acknowledges this comment and has responded accordingly.

3.              Comment: Please confirm that the Registrant’s Rule 485(b) filing will be complete (i.e., all bracketed/blank information will be completed).

Response:  The Registrant confirms that its Rule 485(b) filing will be complete.

4.              Comment:             Please confirm compliance with the requirements adopted by the SEC pursuant to a directive from the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”). In particular, please note that the FAST Act requires that registrants provide hyperlinks for exhibits.

Response:                The Registrant confirms the Registration Statement complies with the requirements of the FAST Act, including the hyperlinking of exhibits to and filings incorporated by reference in the Registration Statement.

All Funds - Prospectus

5.              Comment:             There appears to be inconsistent terms in the disclosure concerning fee-based programs, advisory programs and fees that may be paid by clients that are eligible to invest in Class P2. Please revise the disclosure as necessary to ensure that fees that may be paid by such clients are accurately and consistently disclosed throughout the prospectus.

Response:                The Registrant has revised the disclosure accordingly.

6.              Comment:             The Staff suggests adding the caption “Class P2” in the “Shareholder fees” and “Annual fund operating expenses” tables.

Response:                The Registrant has revised the disclosure accordingly.

7.              Comment:             For each fund that engages in short selling, please confirm that any related costs (e.g., dividend expense, interest expense, etc.) are included in the “Other expenses” line item of the “Annual fund operating expenses” table or are disclosed in a separate line item if such costs are material to the fund.

Response:                The Registrant confirms that for each fund that engages in short selling, the related costs of short selling are included in the “Other expenses” line item of the “Annual fund operating expenses” table or are disclosed in a separate line item if such costs are material to the fund.

8.              Comment:             Please confirm that the date through which the fee waiver/expense reimbursement agreement disclosed in Footnote 2 under the “Annual fund operating expenses” table will be effective will be at least one year from the effective date of the Registration Statement.

Response:                The Registrant confirms the fee waiver/expense reimbursement agreement will be effective for at least one year from the effective date of the Registration Statement and has revised the disclosure accordingly.

9.              Comment:             To the extent that you have not done so already, please file any applicable contractual fee waiver/expense reimbursement agreement as an exhibit to the Registration Statement.

Response:                The Registrant confirms the fee waiver/expense reimbursement agreement for the funds was filed as an exhibit to the Registration Statement on April 2, 2021.

10.       Comment: For each fund, please confirm that all of the fund’s principal investment strategies and principal risks are disclosed in response to Item 4 of Form N-1A. Please confirm that the Registrant understands its obligation to revise its principal investment strategies and principal risk disclosures as they change over time.

For each fund with an 80% policy, please revise the prospectus disclosure as necessary to specify the types of securities that qualify for such 80% policy to the extent that the disclosure does not already do so.

Response: The Registrant has made certain changes to its Item 4 principal investment strategies and principal risks disclosure in response to other comments. The Registrant confirms that all principal investment strategies and principal risks are disclosed in response to Item 4 of Form N-1A. The Registrant acknowledges its obligation to revise the Registration Statement accordingly should a fund’s principal investment strategies materially change.

The Registrant confirms that all types of securities that qualify for a fund’s 80% policy are disclosed.

11.       Comment: To the extent that a fund summarizes its Item 4 risk disclosure in a general manner, please revise the disclosure as necessary to correlate the Item 4 risk disclosure to specific principal investments held in the fund’s portfolio.

Response:                The Registrant has made changes to the Item 4 risk disclosures for certain funds to conform to the principal investments held by such funds.

12.       Comment: Please confirm that the Item 4 strategy and risk disclosure under the “Fund summary” section is a summary of the Item 9 disclosure under the “More information about the funds” section.

Response:                With respect to Item 4 and Item 9 disclosure, the Registrant believes that the level of detail in the description of each fund’s principal investment strategy and risks in the “Fund summary”, the “More information about the funds” and the “Additional information about principal risks” sections is appropriate.  The disclosure in the “More information about the funds” section includes all of the principal investment strategy disclosure included in the “Fund summary” section and provides certain additional details regarding the principal investments of the fund. In addition, whereas the “Fund summary” section includes concise summarized statements regarding the strategies of the sub-advisors, the “More information about the funds section” includes further details and more expansive disclosure regarding each sub-advisor’s strategy utilized for the relevant fund. The disclosure in the “Additional information about principal risks” section includes all of the principal risk disclosure included in the “Fund summary” section and provides certain additional details regarding the principal risks of the fund. In addition, the Registrant has added further details in response to this comment to the Item 9 “More information about the funds” and “Additional information about principal risks” sections for certain funds.

13.       Comment: Under the section captioned “Fund summary - Investment manager and advisor(s)” for each fund, the Registration Statement states “UBS AM uses “associated persons” employed by an affiliate of UBS AM, UBS Asset Management (UK) Ltd (“UBS AM (UK)”), in its provision of investment advisory services to the fund under a “participating affiliate” arrangement.” Please confirm any such “participating affiliate arrangement” is in compliance with the conditions and the Staff’s position set forth in the Unibanco line of no-action letters(1) and IM Information Update 2017-03 “Information Update for Advisers Relying on the Unibanco No-Action Letters”.

(1)         See, e.g., ABA Subcommittee on Private Investment Entities, SEC Staff No-Action Letter (Dec. 8, 2005; Royal Bank of Canada, SEC Staff No-Action Letter (Jun. 3, 1998); ABN AMRO Bank, N.V., SEC Staff No-Action Letter (Jul. 7, 1997); Murray Johnstone Holdings Limited, SEC Staff No-Action Letter (Oct. 7, 1994); Kleinwort Benson Investment Management Limited, SEC Staff No-Action Letter (Dec. 15, 1993); Mercury Asset Management plc, SEC Staff No-Action Letter (Apr. 16, 1993); and Uniao de Bancos de Brasileiros S.A., SEC Staff No-Action Letter (Jul. 28, 1992).

Response:                The Registrant confirms that UBS AM’s participating affiliate arrangement with UBS AM (UK) is in compliance with the conditions and the Staff’s position set forth in the Unibanco line of no-action letters and IM Information Update 2017-03.

14.       Comment: Under the section captioned “Fund summary — Portfolio management team,” please disclose, if applicable, whether the listed portfolio managers are jointly and primarily responsible for managing the fund’s portfolio.

Response:                The portfolio managers named in this section are jointly and primarily responsible for managing the relevant fund’s portfolio, and in accordance with Instruction 2 to Item 5(b) of Form N-1A, they are identified in this section. We further note that disclosure under the section captioned “Management — Subadvisors and portfolio managers” states that the portfolio managers are “persons who are primarily responsible for the day-to-day management of [each] fund’s portfolio.” Accordingly, the Registrant does not believe that any additional disclosure is required by Form N-1A. The Registrant also notes that it has revised the disclosure for certain updates to the UBS AM portfolio management team for each fund that are being implemented as of May 31, 2021.

15.       Comment: For each fund that discloses investments in emerging markets or attendant risks associated with investments in emerging markets in response to Item 4 of Form N-1A, please ensure that both corresponding principal investment strategy and principal risk disclosure with respect to such investments is included in the Registration Statement.

Response:                The Registrant notes that both corresponding principal investment strategy and principal risk disclosure with respect to investments in emerging markets is included in the Registration Statement for PACE International Equity Investments and PACE International Emerging Markets Equity Investments. The Registrant confirms that, for each other fund, investments in emerging markets is not a principal investment strategy of the fund and the Registrant has accordingly revised the “foreign investing risk” risk factor to indicate that the funds are subject to risks related to investments in emerging market issuers “if applicable.”

16.       Comment: For each fund with an 80% policy that invests in underlying funds (including exchange-traded funds), please revise the disclosure to state that the fund considers the investments of underlying funds when determining compliance with its 80% policy.

Response:                The Registrant is not aware of a requirement to consider the investments of an underlying fund in which the fund invests for purposes of determining the fund’s compliance with its 80% policy. To the extent that the Registrant determines that the fund’s investments in an underlying fund exposes the fund to a material risk, the Registrant would include appropriate risk disclosure in the Registration Statement. The Registrant notes that current disclosure for PACE Large Co Growth Equity Investments states the following: “Under normal circumstances, the fund invests at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in equity securities issued by large capitalization companies, which may be represented by derivatives including swap agreements or futures contracts, and investments in securities of other investment companies that invest primarily in equity securities of large capitalization companies.” The Registrant has revised the disclosure for certain other funds to similarly indicate that such funds may consider relevant investments in the securities of other investment companies for purposes of determining the fund’s compliance with its 80% policy.

PACE Mortgage-Backed Securities Fixed Income Investments, PACE Intermediate Fixed Income Investments, PACE Strategic Fixed Income Investments and PACE Alternative Strategies Investments - Prospectus

17.       Comment:             Please revise the disclosure required under Item 4 of Form N-1A to disclose that the fund engages in active and frequent trading as a principal investment strategy and disclose any attendant risks.

Response:                The disclosure under the section captioned “Fund summary — Principal strategies — Principal investments” has been revised accordingly to state the following:

“The fund engages in frequent trading from time to time and consequently, the fund’s investment strategies can result in high portfolio turnover.”

The disclosure under the section captioned “Fund summary — Principal risks — Portfolio turnover risk” has been revised accordingly to state the following:

“The fund engages in frequent trading from time to time, which can result in high portfolio turnover. A high portfolio turnover rate involves greater expenses to the fund, including transaction costs, and is likely to generate more taxable short-term gains for shareholders, which may have an adverse impact on performance.”

PACE Global Fixed Income Investments, PACE International Equity Investments, PACE International Emerging Markets Equity Investments and PACE Global Real Estate Securities Investments - Prospectus

18.       Comment:             To the extent the fund invests in a specific country or countries as part of its principal investment strategies, please revise the disclosure to disclose such specific countries and the attendant risks associated with investments in such countries.

Response:                The funds do not focus their investments in any specific countries. The disclosure under the section captioned “Fund summary — Principal strategies — Principal investments” for each of PACE International Equity Investments and PACE International Emerging Markets Equity Investments includes discussion regarding the types of markets or regions the fund may invest in as part of its principal investment strategies. In addition, the Registrant notes that specific risks with respect to investments in China A-shares and Chinese bonds traded through Bond Connect are disclosed under the section captioned “Additional information about investment objectives, principal risks and investment strategies - Additional (non-principal) risks.” Accordingly, the Registrant does not believe that any additional disclosure is required by Form N-1A.

PACE Municipal Fixed Income Investments - Prospectus

19.       Comment:             Under the section captioned “Fund summary — Principal strategies — Principal investments”, the Registration Statement states that the “fund limits its investments in municipal bonds with the lowest investment grade rating (or unrated bonds of equivalent quality) to 15% of its total assets at the time the bonds are purchased.” Please confirm supplementally whether, in the event the ratings or quality of the municipal bonds held by the fund decrease below the lowest investment grade rating or equivalent quality after such bonds are purchased, the fund continues to hold such bonds in its portfolio.

Response:                The Registrant confirms that municipal bonds that are downgraded to a below investment grade rating (or equivalent quality) after the initial purchase of such bonds may continue to be held in the fund’s portfolio.

PACE Global Fixed Income Investments - Prospectus

20.       Comment:             Please revise the disclosure under the section captioned “Fund summary — Principal strategies — Principal investments” in response to Item 4 of Form N-1A to set forth a policy to invest the fund’s assets in investments that are tied economically to a number of countries throughout the world (for example, a policy to invest at least 40% of assets outside the United States under normal market conditions, or to invest primarily in non-U.S. securities).

Response:                The disclosure under the section captioned “Fund summary — Principal strategies — Principal investments” has been revised to state that the Fund normally invests in a minimum of four countries, including the United States. The Registrant notes that the fund is managed against a global benchmark index and, on average, will have substantial exposure to non-US securities. In light of the fact that the framework for addressing names of registered investments companies pursuant to Section 35(d) of the Investment Company Act of 1940, as

amended (the “1940 Act”), and Rule 35d-1 thereunder, is the subject of a request for comment from the SEC(2) issued in March 2020 and it is our understanding the SEC and the Staff are still considering the comments from the industry, the Registrant believes it is not the appropriate time to make any further changes to the relevant disclosure.

21.       Comment:             The “Foreign investing risk” risk factor refers to investments in emerging market issuers. Please revise the disclosure under the section captioned “Fund summary — Principal strategies — Principal investments” in response to Item 4 of Form N-1A to include references to investments in emerging markets.

Response:                The Registrant notes that the disclosure under the section captioned “Fund summary — Principal strategies — Principal investments” states that the “fund invests, to a limited extent, in emerging market bonds and lower rated bonds of governmental and private issuers, including bonds that are rated below investment grade (commonly known as “junk bonds”). Accordingly, the Registrant does not believe that any additional disclosure is required by Form N-1A.

PACE Large Co Value Equity Investments - Prospectus

22.       Comment:             Please revise the disclosure to list all of the types of equity securities (e.g., common stock, preferred stock or warrants) that qualify for the fund’s 80% policy, and disclose any attendant risks associated with such equity securities.

Response:                The Registrant believes that the identification of all types of equity securities in which the fund may invest would result in a level of detail that is not required in the fund summary section. The Registrant notes that a listing of the types of securities that are considered “equity securities” is included under the section captioned “The funds’ investments, related risks and limitations — Equity securities” in the Statement of Additional Information (“SAI”). In addition, the Registrant notes that the disclosure in the “Equity risk” factor in the prospectus refers to “stocks and other equity securities.” Accordingly, the Registrant does not believe that any additional disclosure is required by Form N-1A.

23.       Comment:             Please revise the disclosure under the section captioned “Fund summary — Principal strategies — Principal investments” to disclose the specific sectors the fund invests in as part of its principal investment strategies (e.g., financials), and disclose any attendant risks associated with such sectors.

(2)         See Request for Comments on Fund Names, SEC Release No. IC-33809 (March 2, 2020).

Response:                The Registrant notes that the fund does not focus its investments in any particular sectors, and, as disclosed under the section captioned “Fund summary — Principal strategies — Principal investments,” that the fund may invest “in various economic sectors.” The Registrant also notes that the fund’s sector weights are informed by the composition of the Fund’s benchmark index and may change over time, and the reference to the “financials” sector in the disclosure is intended to provide an example of one of the various sectors the fund may invest in. The Registrant believes the disclosure under the “Sector risk” risk factor sufficiently addresses the attendant risks associated with its investments in various sectors and accordingly, does not believe that any additional disclosure is required by Form N-1A.

24.       Comment:             Please revise the disclosure under the section captioned “Fund summary — Principal strategies — Principal investments” to disclose the market capitalization ranges for “companies with smaller total market capitalizations” that the fund may invest in, and disclose any attendant risks associated with such investments.

Response:                The Registrant has revised the disclosure accordingly.

25.       Comment:             The disclosure under the section captioned “Fund summary — Principal strategies — Principal investments” states that the “fund may invest up to 20% of its total assets in non-US securities, which may trade either within or outside the US.” Please add disclosure to clarify whether non-US securities that trade within the US consist of American depositary receipts or stock of foreign issuers listed on US exchanges.

Response:                The disclosure has been revised accordingly.

PACE Global Real Estate Securities Investments — Prospectus

26.       Comment:             Please revise the disclosure under the section captioned “Fund summary — Principal strategies — Principal investments” to specify the types of real estate investment trusts (“REITs”) that the fund may invest in (e.g., mortgage REITs and equity REITs).

Response: Disclosure under the section captioned “Fund summary — Management process” in response to Item 4 of Form N-1A notes that the strategies of the fund’s subadvisors include “focusing on investments in equity REITs as well as similar entities formed under the laws of non-US countries, and the subadvisor may also invest in mortgage REITs, hybrid REITs and other US and foreign real estate-related investments, including emerging market real estate-related investments.” The Registrant believes this disclosure specifies that types of REITs that the fund may invest in. Accordingly, the Registrant does not believe that any additional disclosure is required by Form N-1A.

27.       Comment:             Please disclose that, to the extent the fund invests in REITs, its distributions are likely to be taxable as ordinary income (because they come from mortgage interest and rents), rather than being eligible for the reduced 15% rate on qualified dividends.

Response: The Registrant has revised the disclosure under the section captioned “Dividends and taxes — Taxes” in the prospectus accordingly. In addition, the Registrant notes that disclosure under the section captioned “Taxes — Other information” in the SAI states that “[d]istributions derived from interest income or from a REIT will generally not qualify for the lower rates” applicable to “qualified dividend income” and long-term capital gains.

28.       Comment:             Please revise the disclosure under the section captioned “More information about the funds — Management process” to identify the environmental, social, and governance (“ESG”) criteria considered by Massachusetts Financial Services Company, doing business as MFS Investment Management (“MFS”), as subadvisor to the fund.

Response: The Registrant has revised the disclosure accordingly.

All Funds - SAI

29.       Comment:             With respect to investment restriction (2) under the section captioned “Investment limitations of the funds - Fundamental investment limitations,” please add an explanatory note to the disclosure or otherwise revise the disclosure to articulate the funds’ policy regarding concentrating investments in a group of industries.

Response: The Registrant respectfully submits that investment restriction (2) is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. The funds (with certain enumerated exceptions) do not have a policy to concentrate their investments in any particular industry or group of industries. Rather, each relevant fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds (with certain enumerated exceptions) will not concentrate their investments in “a particular industry.” The phrasing of this policy has been approved by the Board of Trustees of the Registrant. Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. The Registrant submits that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, each fund’s concentration policy is consistent with concentration policies of other fund complexes. Further, defining “groups of industries”

for a non-concentrated fund would be problematic because there are so many different combinations of industries that would need to be monitored.

Lastly, the Registrant notes that this policy applies to a large number of funds. Revising the funds’ industry concentration policies to include “group of industries” would materially impact each fund’s policy. Notwithstanding the Staff’s comment to add disclosure in an explanatory note to or otherwise revise the disclosure, in accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval. Accordingly, the Registrant respectfully declines to revise the disclosure.

30.       Comment:             Please add disclosure under the section captioned “Portfolio transactions — Portfolio turnover” to explain any significant variations in a fund’s portfolio turnover rates over the last 2 fiscal years in response to Item 16(e) of Form N-1A.

Response: The Registrant has revised the disclosure accordingly.

Part C

31.       Comment:             Please confirm that the opinion and consent of counsel to be filed with the Registration Statement will be consistent with Staff Legal Bulletin 19, dated October 14, 2011, issued by the staff of the Division of Corporate Finance (the “Staff Legal Bulletin 19”).

Response: The Registrant confirms that the opinion and consent of counsel is consistent with the requirements noted under the “Consents” section of Staff Legal Bulletin 19. The Registrant notes that such opinion and consent does not include “consent to the prospectus discussion of such opinion” as the funds’ prospectuses do not include any such discussion.

Responses to Comments Provided on May 27, 2021 (as follow up to Staff’s review of draft Responses to Comments Provided on May 7, 2021)

1.              Comment:             The Staff reiterates Comment 15 above (relating to principal investment strategy and principal risk disclosure with respect to investments in emerging markets). Specifically, the Staff believes that the principal risk disclosure regarding “foreign investing risk” referencing risks related to investments in emerging market issuers “if applicable” is not consistent with the requirements of Form N-1A if, for the relevant fund, investments in emerging markets is not a principal investment strategy of the fund.

Response:                The Registrant has revised the disclosure accordingly to remove reference to risks relating to investments in emerging market issuers for funds for which investments in emerging markets are not a principal investment strategy. The Registrant has also revised the disclosure for PACE International Equity Investments and PACE International Emerging Markets Equity Investments to include additional principal risk disclosure regarding “emerging markets risk.”

2.              Comment:             The Staff does not believe that the disclosure the Registrant has added in response to Comment 16 above addresses the Staff’s comment to “revise the disclosure to state that the fund considers the investments of underlying funds when determining compliance with its 80% policy.”

Response:                The Registrant continues to believe that its response to this comment is appropriate. The Registrant notes that the disclosure it has added indicates a fund will consider the securities of other investment companies that invest primarily in securities consistent with the fund’s 80% policy, for purposes of determining the fund’s compliance with its 80% policy. In addition, investment companies (other than ETFs) do not offer daily portfolio transparency to allow a fund to look through the holdings of such investment companies, and the funds, like any other shareholder of an investment company in which they invest, thus may not be in a position to obtain current information about the portfolio holdings of such investment companies. Even if such information is available to a fund, it may become stale or outdated after a short period of time. The Registrant therefore respectfully declines to implement the Staff comment.

3.              Comment:             With respect to Comment 19 above, please add disclosure regarding whether, in the event the ratings or quality of the municipal bonds held by the fund decrease below the lowest investment grade rating or equivalent quality after such bonds are purchased, the fund may continue to hold such bonds in its portfolio.

Response:                The Registrant has revised the disclosure accordingly.

4.              Comment:             The Staff reiterates Comment 20 above (relating to setting forth PACE Global Fixed Income Investments’ policy invest the fund’s assets in investments that are tied economically to a number of countries throughout the world).

Response:                The Registrant continues to believe that its response to this comment is appropriate, and that the revisions to the fund’s principal investments disclosure appropriately connote diversification among investments in a number of different countries throughout the world and reflect the fund’s name. The Registrant acknowledges that the Staff disagrees.

5.              Comment:             The Staff reiterates Comment 22 above (relating to listing all of the types of equity securities that qualify for PACE Large Co Value Equity Investments’ 80% policy).

Response:                The Registrant continues to believe that its response to this comment is appropriate. The Registrant notes that the universe of equity securities in which the fund may invest as a principal investment strategy is subject to change and it is not practical to provide an exhaustive list of such equity securities The Registrant believes the disclosure is sufficiently detailed to provide adequate and useful information to investors. The Registrant acknowledges that the Staff disagrees.

6.              Comment:             With respect to Comment 28 above (relating to ESG disclosure for PACE Global Real Estate Securities Investments), please revise the disclosure to indicate the following, if accurate, (i) that ESG is only one of several factors considered as part of the investment strategy utilized for the fund, (ii) that ESG factors are not generally weighed more heavily than other considerations,  and (iii) that the fund could invest in a company that scores poorly on ESG factors if it is an attractive investment based on non-ESG factors.

Response:                The Registrant believes the disclosure, as revised in response to Comment 28 above, is appropriately responsive to the Form N-1A requirements requirement to summarize “how the Fund’s adviser decides which securities to buy and sell” in accordance with Item 9(b)(2) of Form N-1A. PACE Global Real Estate Securities Investments does not hold itself out as an ESG-focused fund and the Registrant believes that it is apparent that ESG factors are among the many factors that the sub-advisor considers in evaluating an investment. Accordingly, the Registrant does not believe it is appropriate to overemphasize the ESG-related factors that the sub-advisor considers relative to other factors considered as part of its investment process.

7.              Comment:             The Staff reiterates Comment 29 above (relating to the funds’ concentration policies). In addition, the Staff notes that in the Registrant’s latest semi-annual report filed on Form N-CSR for the January 31, 2021 reporting period, a number of funds appear to disclose exposure above 25% in certain industries. Please explain how this is consistent with each relevant fund’s concentration policy as currently disclosed.

Response:                The Registrant continues to believe that its response to Comment 29 is appropriate. The Registrant respectfully submits that the imposition of investment policies or restrictions of this nature (which, as noted above, are not consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1) or Item 16(c)(iv) of Form N-1A), are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process. The Registrant is also concerned that such a policy change may have collateral consequences that are not consistent with the interests of its investors and could expose it to third-party claims, particularly in light of the fact that markets continue to evolve over time. Furthermore, the Registrant believes the disclosure is sufficiently detailed to provide adequate and useful information to investors. The Registrant acknowledges that the Staff disagrees.

The Registrant does not believe that disclosure in the Registrant’s latest semi-annual report indicates that any fund (except PACE Municipal Fixed Income Investments and PACE Global Real Estate Securities Investments, which have policies to concentrate in certain securities) invests more than 25% of its assets in any particular industry. The Registrant notes that while certain funds disclose above 25% investments in particular sectors, sectors are a broader category under the Global Industry Classification Standards (“GICs”) and the relevant funds’ concentration policy relates only to investments in a particular “industry” and does not refer to investments in a particular “sector.”

*                                         *                                         *

Should you have any questions or comments, please contact the undersigned at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle
Philip T. Hinkle

cc:                                Keith A. Weller — Vice President and Secretary of PACE Select Advisors Trust

Eric Sanders — Vice President and Assistant Secretary of PACE Select Advisors Trust

Stephen Bier — Dechert LLP